UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission file number: 001-38514

Puxin Limited

(Exact Name of Registrant as Specified in Its Charter)

Floor 16, Chuangfu Mansion, No. 18 Danling Street, Haidian District

Beijing, 100080, the People’s Republic of China

+86 10 8260 5578

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Puxin Limited
Date:	November 26, 2018	By:	/s/ Yunlong Sha
			Name:	Yunlong Sha
			Title:	Chief Executive Officer and Chairman

Exhibit 99.1

Puxin Limited Announces Third Quarter 2018 Unaudited Financial Results

BEIJING, November 26, 2018 – Puxin Limited (NYSE: NEW) (“Puxin” or the “Company”), a successful consolidator of the after-school education industry in China, today announced its unaudited financial results for the third quarter ended September 30, 2018.

Third Quarter 2018 Financial and Operational Highlights

•	Net revenues were RMB669.7 million (US$97.5 million), representing an increase of 60.1% from the third quarter of 2017.
•	Operating loss was RMB61.1 million, a decrease of 25.0% from RMB81.4 million in the same period of the prior year.
•	Adjusted operating loss[1] was RMB41.8 million, a decrease of 38.6% from RMB68.1 million in the same period of the prior year.
•	Net loss attributable to Puxin Limited was RMB50.2 million (US$7.3 million), a decrease of 53.0% from RMB107.0 million in the third quarter of 2017.
•	Adjusted net loss attributable to Puxin Limited[2] decreased by 28.1% to RMB51.0 million from RMB70.9 million in the same period of the prior year.
•	Cash and cash equivalents were RMB684.2 million (US$99.6 million), compared with RMB164.7 million as of December 31, 2017.
•	Student enrollments increased by 48.8% to 544,253 from 365,810 in the third quarter of 2017.

“We delivered solid top line growth and narrowed our net loss during the quarter,” commented, Yunlong Sha, Chairman and Chief Executive Officer of Puxin. “Net revenues grew in line with our expectations, increasing over 60% year-over-year as our net loss narrowed on both a sequential and year-over-year basis. Top line growth was driven by an organic increase in student enrolments and in part by revenue from Global Education which reached a historical high during the quarter, its third consecutive quarter of positive revenue growth following its acquisition in August last year. We also continued to invest in expanding our online service offerings and product mix to diversify revenue streams and create new growth drivers.”

“We slowed the pace of acquisitions during the quarter in response to recently announced government policies. We support the government’s new policies and believe that enhanced regulation will create a stronger and more sustainable market environment over the long term. We are confident in our strategies and believe we will be well positioned to benefit from a well-regulated market by leveraging our extensive experience in completing acquisitions and rapidly improving operations and management of acquired schools. Our ability to generate solid organic growth while integrating and restructuring a number of acquired schools demonstrates the effectiveness of Puxin Business System3, which we use to analyse a school’s growth potential and formulate plans to improve their performance.”

Financial Results for the Third Quarter of 2018

Net Revenues

Net revenues increased by 60.1% to RMB669.7 million (US$97.5 million) from RMB418.4 million in the third quarter of 2017. This increase was primarily driven by increases in student enrollments. Student enrollments increased by 48.8% from 365,810 in the third quarter of 2017 to 544,253 in the same period of 2018.

[1]

Adjusted operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[2]

Adjusted net loss attributable to Puxin Limited is a non-GAAP financial measure, which is defined as net loss attributable to Puxin Limited excluding share-based compensation expenses and loss/gain on changes in fair value of convertible notes, derivative liabilities and warrants. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[3]

Puxin Business System (“PBS”) is designed in-house by our core management team reflecting over 15 years of accumulated management experience in China’s education industry. PBS incorporates the best practices of operating after-school learning centers in a standard, common collection of business processes and process improvement methodologies. It covers over 3,000 management processes and we use PBS tools to analyze schools’ growth potential and formulate improvement plans.

On January 1, 2018, the Company adopted the modified retrospective method of FASB Accounting Standards Codification (ASC) Topic 606 (“Topic 606”), which relates to revenue from contracts with customers. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior period.

Cost of Revenues

Cost of revenues increased by 44.7% to RMB374.6 million (US$54.5 million) from RMB258.8 million for the same period in 2017, primarily due to an increase in rental costs and teacher compensation. Non-GAAP cost of revenues, which excludes share-based compensation expenses, increased by 44.1% to RMB372.5 million from RMB258.4 million in the third quarter of fiscal year 2017.

Gross Profit and Gross Margin

Gross profit was RMB295.1 million (US$43.0 million), an increase of 84.9% from RMB159.6 million during the same period in 2017. Gross margin was 44.1%, compared with 38.1% for the same period in 2017.

Operating Expenses

Total operating expenses increased by 47.8% to RMB356.1 million (US$51.9 million) from RMB240.9 million in the third quarter of 2017.

Selling expenses increased by 68.7% to RMB237.3 million (US$34.6 million) from RMB140.7 million in the third quarter of 2017. Non-GAAP selling and marketing expenses, which excludes share-based compensation expenses, increased by 62.8% to RMB227.6 million from RMB139.8 million in the third quarter of fiscal year 2017. The increase was primarily due to increases in brand promotion expenses and selling and marketing staff compensation.

General and administrative expenses increased by 18.5% to RMB118.8 million (US$17.3 million) from RMB100.3 million during the same period of 2017. Non-GAAP general and administrative expenses, which excludes share-based compensation expenses, increased by 26.2% to RMB111.3 million from RMB88.3 million in the third quarter of fiscal year 2017.

Total share-based compensation expenses allocated to related operating costs and expenses increased by 44.9% to RMB19.3 million (US$2.8 million) from RMB13.3 million in the same period of 2017. The increase was mainly due to new grants of options to employees in 2018.

Operating Loss and Operating Margin

Operating loss decreased by 25.0% to RMB61.1 million (US$8.9 million) from RMB81.4 million in the third quarter of 2017.

Operating margin was (9.1)% in the third quarter of 2018, compared with (19.5)% for the same period in 2017.

Non-GAAP operating margin, which excludes share-based compensation expenses, was (6.2)%, compared with (16.3)% in the same period of the prior year.

Net Loss

Net loss attributable to Puxin Limited decreased by 53.0% to RMB50.2 million (US$7.3 million), compared toRMB107.0 million during the third quarter of 2017. Basic and diluted net loss per ADS attributable to Puxin Limited were RMB0.62 (US$0.08), compared with basic and diluted net loss per ADS attributable to Puxin Limited of RMB2.14 during the same period last year.

Non-GAAP net loss attributable to Puxin Limited was RMB51.0 million (US$7.4 million) compared with RMB70.9 million during the same period of last year. Non-GAAP basic and diluted net loss per ADS attributable to Puxin Limited were RMB0.62 (US$0.08), compared with RMB1.42 during the same period of last year.

Cash and cash equivalents

As of September 30, 2018, the Company had total cash and cash equivalents of RMB684.2 million (US$99.6 million), compared with RMB164.7 million as of December 31, 2017.

Business Outlook

For the fourth quarter of 2018, based on the information available as of the date of this press release, the Company expects net revenues to be between RMB513.0 million and RMB535.0 million, which represents an increase of 20% to 25% year-over-year. These forecasts reflect the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

Puxin’s management team will hold a conference call on November 26, 2018 at 8:00 AM U.S. Eastern Time (or 9:00 PM on the same day, Beijing/Hong Kong Time) following the quarterly results announcement. Participants may access the call by dialing the following numbers:

International:	+1-412-902-4272

China:	4001-201203

US:	+1-888-346-8982

Hong Kong:	+852-301-84992

Passcode:	Puxin

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the Puxin Limited Call. Participants will be required to state their name and company upon entering the call.

A replay of the conference call will be accessible two hours after the conclusion of the conference call through December 3, 2018 by dialing the following numbers:

International:	+1-412-317-0088

US:	+1-877-344-7529

Passcode:	10126429

A live webcast and archive of the conference call will be available on the Investor Relations section of Puxin’s website at http://ir.pxjy.com/.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to USD are made at the rate of RMB6.8680 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 28, 2018. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 28, 2018, or at any other rate.

Use of Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company also uses non-GAAP financial measures, including adjusted operating loss, adjusted net loss attributable to Puxin Limited, basic and adjusted diluted net loss per ADS attributable to Puxin Limited, as supplemental measures to review and assess the Company’s operating performance. Adjusted operating loss is defined as operating loss excluding share-based compensation expenses; adjusted net loss attributable to Puxin Limited is defined as net loss attributable to Puxin Limited excluding share-based compensation expenses, loss/gain on changes in fair value of convertible notes, derivative liabilities and warrants and loss on extinguishment of convertible notes; and adjusted basic and diluted net loss per ADS attributable to Puxin Limited are defined as basic and diluted net loss per ADS attributable to Puxin Limited excluding share-based compensation expenses, loss/gain on changes in fair value of convertible notes, derivative liabilities and warrants and loss on extinguishment of convertible notes.

The Company believes that these non-GAAP financial measures provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating our performance.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to attract and retain students to enroll in its courses, its ability to effectively manage its business expansion and successfully integrate businesses it acquired, its ability to identify or pursue targets for acquisitions, its ability to compete effectively against its competitors, its ability to improve the content of its existing courses or to develop new courses, and relevant government policies and regulations relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About Puxin Limited

Puxin Limited (“Puxin” or the “Company”) is a successful consolidator of the after-school education industry in China. Puxin has a strong acquisition and integration expertise to effectively improve education quality and operational performance of acquired schools. Puxin offers a full spectrum of K-12 and study-abroad tutoring programs designed to help students achieve academic excellence, as well as prepare for admission tests and applications for top schools, universities and graduate programs in China and other countries. The Company has developed a business model effectively combining strategic acquisitions and organic growth achieved through successful post-acquisition integration, which has differentiated the Company from other after-school education service providers in China. For more information, please visit http://www.pxjy.com/.

Contacts

Puxin Limited

Phone: +86-10-6269-8930

E-mail: ir@pxjy.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of September 30,
	2017	2018	2018
	RMB	RMB	USD

ASSETS
Current assets
Cash and cash equivalents	164,684	684,184	99,619
Inventories	10,408	7,775	1,132
Prepaid expenses and other current assets	132,473	144,633	21,059
Amounts due from related parties	113	-	-
Total current assets	307,678	836,592	121,810

Non-current assets
Restricted cash	24,478	49,619	7,225
Property, plant and equipment, net	221,212	248,406	36,169
Intangible assets	243,927	220,795	32,148
Goodwill	1,152,913	1,171,431	170,565
Deferred tax assets	3,012	7,213	1,050
Rental deposit	55,173	60,615	8,826
TOTAL ASSETS	2,008,393	2,594,671	377,793

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB345,100 and RMB 396,015 as of December 31, 2017 and September 30, 2018, respectively)	350,446	448,696	65,332
Income tax payable of the consolidated VIE without recourse to the Group	10,022	12,828	1,868
Deferred revenue, current portion (including deferred revenue, current portion of the consolidated VIE without recourse to the Group of RMB906,480 and RMB771,537 as of December 31, 2017 and September 30, 2018, respectively)	906,480	783,980	114,150
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse to the Group of RMB3,836 and RMB31,699 as of December 31, 2017 and September 30, 2018, respectively)	3,836	35,133	5,115
Bank borrowing of the consolidated VIE without recourse to the Group	-	37,773	5,500
Promissory notes, current portion of the consolidated VIE without recourse to the Group	-	193,400	28,160
Total current liabilities	1,270,784	1,511,810	220,125

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of September 30,
	2017	2018	2018
	RMB	RMB	USD

Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	128,890	94,104	13,702
Deferred tax liabilities of the consolidated VIE without recourse to the Group	77,580	71,591	10,424
Franchise deposits of the consolidated VIE without recourse to the Group	3,856	1,591	232
Convertible notes (including convertible notes of the consolidated VIE without recourse to the Group of RMB150,200 and RMB nil as of December 31, 2017 and September 30, 2018, respectively)	499,192	-	-
Promissory note, non-current portion (including promissory note, non-current portion of the consolidated VIE without recourse to the Group of RMB nil and RMB nil as of December 31, 2017 and September 30, 2018, respectively)	162,658	171,700	25,000
Derivative liabilities (including derivative liabilities of the consolidated VIE without recourse to the Group of RMB nil and RMB nil as of December 31, 2017 and September 30, 2018, respectively)	18,218	25,412	3,700
Warrant (including warrant of the consolidated VIE without recourse to the Group of RMB nil and RMB nil as of December 31, 2017 and September 30, 2018, respectively)	-	3,100	451
TOTAL LIABILITIES	2,161,178	1,879,308	273,634

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of September 30,
	2017	2018	2018
	RMB	RMB	USD

MEZZANINE EQUITY
Convertible redeemable preferred shares	120,000	-	-

SHAREHOLDERS’ DEFICIT
Ordinary shares (par value of USD0.00005 per share; 100,000,000 and 1,000,000,000 shares authorized, 100,000,000 and 188,627,228 shares issued and 100,000,000 and 163,323,504 shares outstanding as of December 31, 2017 and September 30, 2018, respectively)	34	62	9
Additional paid-in capital	391,099	1,914,136	278,704
Accumulated other comprehensive income	15,718	26,125	3,804
Accumulated deficit	(679,613)	(1,224,968)	(178,359)

Total Puxin Limited shareholders’ deficit	(272,762)	715,355	104,158
Non-controlling interest	(23)	8	1
TOTAL SHAREHOLDERS’ DEFICIT	(272,785)	715,363	104,159

TOTAL LIABILITIES, MEZZANINE EQUITY AND TOTAL
SHAREHOLDERS’ DEFICIT	2,008,393	2,594,671	377,793

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended September 30,
	2017	2018	2018
	RMB	RMB	USD
Net revenues	418,360	669,664	97,505
Cost of revenues (including share-based compensation expenses of RMB406 and RMB 2,153 for the three months ended September 30, 2017 and 2018, respectively)	258,806	374,614	54,545
Gross profit	159,554	295,050	42,960

Operating expenses:
Selling expenses (including share-based compensation expenses of RMB881 and RMB9,646 for the three months ended September 30, 2017 and 2018, respectively)	140,677	237,291	34,550
General and administrative expenses (including share-based compensation expenses of RMB12,021 and RMB7,486 for the three months ended September 30, 2017 and 2018, respectively)	100,270	118,834	17,302
Total operating expenses	240,947	356,125	51,852
Operating loss	(81,393)	(61,075)	(8,892)
Interest expense	2,150	9,827	1,431
Interest income	53	1,418	206
Loss (Gain) on changes in fair value of convertible notes, derivative liabilities and warrants	22,795	(20,022)	(2,915)
Loss on disposal of subsidiaries	-	11	2
Loss before income taxes	(106,285)	(49,473)	(7,204)
Income tax expenses	656	746	109
Net loss	(106,941)	(50,219)	(7,313)
Less: Net loss attributable to non-controlling interest	28	18	3
Net loss attributable to Puxin Limited	(106,969)	(50,237)	(7,316)
Net loss per share attributable to Puxin Limited Basic and diluted	(1.07)	(0.31)	(0.04)
Net loss per ADS attributable to Puxin Limited Basic and diluted	(2.14)	(0.62)	(0.08)
Weighted average shares used in calculating basic and diluted net loss per share	99,849,546	163,323,504	163,323,504

Note: Each ADS represents two ordinary shares.

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB and USD)

	For the three months ended September 30,
	2017	2018	2018
	RMB	RMB	USD
Net loss	(106,941)	(50,219)	(7,313)
Other comprehensive loss net of tax:
Change in cumulative foreign currency translation adjustments	-	(4,308)	(627)
Total comprehensive loss	(106,941)	(54,527)	(7,940)

Less: comprehensive income attributable to non-controlling interest	28	18	3
Total comprehensive loss attributable to Puxin Limited	(106,969)	(54,545)	(7,943)

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the nine months ended September 30,
	2017	2018	2018
	RMB	RMB	USD
Net revenues	854,610	1,696,676	247,040
Cost of revenues (including share-based compensation expenses of RMB747 and RMB5,405 for the nine months ended September 30, 2017 and 2018, respectively)	520,416	936,654	136,379
Gross profit	334,194	760,022	110,661

Operating expenses:
Selling expenses (including share-based compensation expenses of RMB2,177 and RMB20,293 for the nine months ended September 30, 2017 and 2018, respectively)	268,283	611,963	89,103
General and administrative expenses (including share-based compensation expenses of RMB31,779 and RMB304,057 for the nine months ended September 30, 2017 and 2018, respectively)	220,216	620,954	90,411
Total operating expenses	488,499	1,232,917	179,514
Operating loss	(154,305)	(472,895)	(68,853)
Interest expense	2,150	27,473	4,000
Interest income	509	1,702	247
Loss on changes in fair value of convertible notes, derivative liabilities and warrants	22,795	96,128	13,997
Loss on extinguishment of convertible notes	-	900	131
Gain on disposal of subsidiaries	-	82	12
Loss before income taxes	(178,741)	(595,612)	(86,722)
Income tax expenses (benefits)	1,103	(1,953)	(284)
Net loss	(179,844)	(593,659)	(86,438)
Less: Net loss attributable to non-controlling interest	43	12	2
Net loss attributable to Puxin Limited	(179,887)	(593,671)	(86,440)
Net loss per share attributable to Puxin Limited Basic and diluted	(1.81)	(4.32)	(0.63)
Net loss per ADS attributable to Puxin Limited Basic and diluted	(3.62)	(8.64)	(1.26)
Weighted average shares used in calculating basic and diluted net loss per share	99,648,940	137,560,036	137,560,036

Note: Each ADS represents two ordinary shares.

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB and USD)

	For the nine months ended September 30,
	2017	2018	2018
	RMB	RMB	USD

Net loss	(179,844)	(593,659)	(86,438)
Other comprehensive income, net of tax:
Change in cumulative foreign currency translation adjustments	-	10,407	1,515
Total comprehensive loss	(179,844)	(583,252)	(84,923)

Less: comprehensive income attributable to non-controlling interest	43	12	2
Total comprehensive loss attributable to Puxin Limited	(179,887)	(583,264)	(84,925)

PUXIN LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended September 30,
	2017	2018	2018
	RMB	RMB	USD

Operating loss	(81,393)	(61,075)	(8,892)
Add: Share-based compensation expenses	13,308	19,285	2,808
Adjusted operating loss	(68,085)	(41,790)	(6,084)

Net loss attributable to Puxin Limited	(106,969)	(50,237)	(7,316)
Add: Share-based compensation expense	13,308	19,285	2,808
Add: Loss on changes in fair value of convertible notes, derivative liabilities and warrants	22,795	(20,022)	(2,915)
Adjusted net loss attributable to Puxin Limited	(70,866)	(50,974)	(7,423)

Net loss per ADS attributable to Puxin Limited
- Basic and diluted	(2.14)	(0.62)	(0.08)

Adjusted net loss per ADS attributable to Puxin Limited
- Basic and diluted	(1.42)	(0.62)	(0.08)

Weighted average shares used in calculating basic and diluted net loss per share	99,849,546	163,323,504	163,323,504

Note: Each ADS represents two ordinary shares.

PUXIN LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the nine months ended September 30,
	2017	2018	2018
	RMB	RMB	USD

Operating loss	(154,305)	(472,895)	(68,853)
Add: Share-based compensation expenses	34,703	329,755	48,013
Adjusted operating loss	(119,602)	(143,140)	(20,840)

Net loss attributable to Puxin Limited	(179,887)	(593,671)	(86,440)
Add: Share-based compensation expense	34,703	329,755	48,013
Add: Loss on changes in fair value of convertible notes, derivative liabilities and warrants	22,795	96,128	13,997
Add: Loss on extinguishment of convertible notes	-	900	131
Adjusted net loss attributable to Puxin Limited	(122,389)	(166,888)	(24,299)

Net loss per ADS attributable to Puxin Limited
- Basic and diluted	(3.62)	(8.64)	(1.26)

Adjusted net loss per ADS attributable to Puxin Limited
- Basic and diluted	(2.46)	(2.43)	(0.35)

Weighted average shares used in calculating basic and diluted net loss per share	99,648,940	137,560,036	137,560,036

Note: Each ADS represents two ordinary shares.